205 North Depot Street
Stanford, KY  40484
www.utgins.com

September 3, 2020

Ms. Michelle Miller
Mr. Mark Brunhofer
Securities and Exchange Commission
Division of Corporation Finance – Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:         UTG, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 20, 2020
Form 10-Q for the Quarter Ended June 30, 2020
Filed August 11, 2020
File No. 000-16867

Dear Ms. Miller and Mr. Brunhofer:

We are in receipt of your letter dated August 21, 2020 on our Form 10-K filing for the year ended December 31, 2019 and Form 10-Q for the quarter ended June 30, 2020 and have the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 2. Investments

1.
We note your response to prior comment 2. From your disclosure in Note 2 it is apparent that about 44% of your investment real estate portfolio at December 31, 2019 includes ownership rights in oil and gas royalties, but it is unclear where your remaining oil and gas investment exposure is included in your investment portfolio. Please tell us and revise future filings to disclose how each of your categories of oil and gas investments included in your response are classified within Investments. In your response explain why it is appropriate to classify these investments as you do, including why it is appropriate to classify oil and gas royalty rights as real estate investments.

Response #1:  See Exhibit A for proposed changes/additions to Note 2 and Note 9 of UTG’s future 10-Q and 10-K filings.

Response #2: Minerals and the rights thereto are generally considered a part of the land, although the two can be separated by deed should a buyer and seller agree.  These minerals and the rights thereto continue to have a value and can be sold to others including the opportunity to extract them.   Once extracted the mineral is generally sold (and consumed) at which point the value is realized.  Under IRS regulation relating to 1031 exchanges, eligible assets are strictly defined as real estate only.  Within this guidance, oil and gas royalty interests are eligible assets for such a transaction.  Given the above, it appears clear the classification of these investments is appropriate as presented.

2.	You disclose that investment real estate is held for sale and is reported at the lower of cost or fair value less cost to sell. Please tell us:

a.
How these investments qualify for held for sale accounting. In your response, address each of the criteria in ASC 360-10-45-9 through 45-11. Specifically tell us how you met the requirement of probably disposal within one year under ASC 360-10-45-9d when, for example, it appears based on sale information from your cash flow statements for the last two and a half years that at June 30, 2020 you still hold a significant amount of real estate investments that were on your December 31, 2017 balance sheet:

Response: See Exhibit B
Upon further analysis and review of the guidance, we have determined it is more appropriate to classify the investment real estate portfolio as held-for-investment. While the properties are generally available for sale, we have not been successful in turning the properties in the time period outlined in the guidance, therefore, a change to held for investment may be more appropriate at this time.  The change in classification will not materially impact the financial statement presentation.

b.	The nature of your real estate investments other than your oil and gas royalty interests; and

Response: See Exhibit B

c.
By type of real estate investment, the carrying value and fair value or those investments carried at cost versus those carried at fair value less cost to sell at both December 31, 2019 and June 30, 2020.

Response: See Exhibit B

Note 3. Fair Value Measurements
3.
We note your response to prior comment 1, that Trust Preferred Securities are a unique type of security, that your investment in these instruments are a direct investment with the originating entity as well as your revised proposed disclosures. Please address the following:

a.
Tell us the amount of Trust Preferred Securities on hand at December 31, 2019 and June 30, 2020. To the extent these amounts are significant, revise your proposed disclosure in Exhibit A (updated to provide June 30, 2020 information) to separately present these securities from common stock in your tables under the Recurring Measurements section. To the extent these amounts are not significant, revise the “common stock” caption in those tables to include preferred stock;

Response: See Exhibit C for proposed changes in future filings.
The equity securities balance includes one Trust Preferred Security with a balance of $2,500,000 and $3,002,000 as of June 30, 2020 and December 31, 2019, respectively.

b.	Enhance your proposed disclosures to describe the characteristics of these securities to support your equity classification; and

Response: The Trust Preferred Security is deemed immaterial to the overall financial statement presentation as of June 30, 2020 and December 31, 2019.

c.
Although you represent in your response to the first bullet of our prior comment that you will remove reference to “collateralized debt obligation” in your disclosure, your proposed disclosure in the Equity Securities at Fair Value section still contains such a reference. Ensure you remove if from your proposed revised disclosure.

Response: UTG excluded this reference in the June 30, 2020 10-Q and will continue to exclude in future Form 10-Q/K filings.

4.
Based on our review of Exhibit A, which you reference in your response, we do not see disclosures that satisfy the disclosure requirements of ASC 820-10-50-2-bbb(2) or ASC 820-10-50-2-g of quantitative information about the significant unobservable inputs used in the fair value measurement of equity securities classified as Level 3 or the narrative description of the uncertainty of the fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date as requested. Refer to ASC 820-10-55-103 and ASC 820-10-55-106 for further guidance. Please tell us how the disclosures in Exhibit A satisfy the disclosure requirements above or provide us with a draft of your proposed revised disclosures as of June 30, 2020.

Response: See Exhibit C

5.
Please tell us why you characterize financial instruments carried at cost or amortized cost as being subject to nonrecurring fair value measurement in Exhibit A of your response when the fair value disclosure appears to be required under ASC 825-10-50-10; Fair Value of Financial Instruments, not ASC 820-10-50-2a. Revise your proposed disclosure accordingly.

Response: See Exhibit C

6.
We note that for the six months ended June 30, 2020, you recognized unrealized losses associated with the change in fair value of equity securities of $11,738,163. Please tell us how this loss was allocated amongst your investments and why equity securities classified as Level 3, which are approximately 40% of total equity securities at fair value, only recognized related unrealized losses of $139,588 for this period.

Response: One common stock, classified as a Level 1 security, represents approximately 77% or $(9) million of the change in unrealized gains (losses) balance the Company is reporting at June 30, 2020 in the Condensed Consolidated Statements of Operations.

Please contact me should you have any questions regarding the above.  I can be reached via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President

Exhibit A

The following is the proposed change/addition to Note 2 – Investments – Investment Real Estate in future filings of UTG’s Form 10-Q/K.

The sentence that is in italics in the below paragraph is the proposed addition to future filings to further assist users of the financial statements:

The Company’s investment real estate portfolio includes ownership in oil and gas royalties. As of June 30, 2020, and December 31, 2019, investments in oil and gas royalties represented 45% and 44%, respectively, of the total investment real estate portfolio. See Note 9 – Concentrations of the Condensed Consolidated Financial Statements for additional information regarding the allocation of the oil and gas investment real estate holdings by industry type.

The following is the proposed change/addition to Note 9 – Concentrations in future filings of UTG’s Form 10-Q/K.

The following tables provide an allocation of the Company’s oil and gas investments by industry type and balance sheet classification:

June 30, 2020	Land, Minerals,
Investment Type	& Royalty Interest	Transportation	Exploration	Total
Fixed Maturities, at fair value	$ -	$ -	$ 1,222,760	$ 1,222,760
Equity Securities, at fair value	34,817,505	-	-	34,817,505
Investment Real Estate	22,906,539	-	-	22,906,539
Notes Receivable	6,000,000	-	-	6,000,000
Total	$ 63,724,044	$ -	$ 1,222,760	$ 64,946,804

December 31, 2019	Land, Minerals,
Investment Type	& Royalty Interest	Transportation	Exploration	Total
Fixed Maturities, at fair value	$ -	$ 3, 812 565	$ 2,824,810	$ 6,637,375
Equity Securities, at fair value	48,585,959	-	-	48,585,959
Investment Real Estate	19,315,375	-	-	19,315,375
Notes Receivable	7,000,000	-	-	7,000,000
Total	$ 74,901,334	$ 3,812,565	$ 2,824,810	$ 81,538,709

Exhibit B

The following is the proposed change/addition to Note 1 – Summary of Significant Accounting Policies in future filings of UTG’s Form 10-K.

Investments – The Company reports its investments as follows:

Investment Real Estate – Investment real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis for financial reporting purposes using estimated useful lives of 3 to 30 years. Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition, for a reasonable price, in comparison to its estimated fair value, is classified as held-for-sale. Real estate held-for-sale is state at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

The following are the proposed changes/additions to Note 2 – Investments – Investment Real Estate in future filings of UTG’s Form 10-Q/K.

Investment Real Estate

Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis for financial reporting purposes using estimated useful lives of 3 to 30 years. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During the six month period ended June 30, 2020, no impairments were recognized on the investment real estate.

Note 4 of the Condensed Consolidated Financial Statements provides further information regarding the fair value of financial instruments that are not measured at fair value. The investment real estate owned by the Company is included in this portion of the Note 4 disclosure.

The following table provides an allocation of the Company’s investment real estate by type:

Type of Investment Real Estate	June 30, 2020	December 31, 2019
Raw Land	$10,133,589	$16,089,540
Commercial	5,444,810	6,687,549
Residential	2,241,025	2,251,772
Land, minerals and royalty interests	22,906,539	19,315,375
Total	$40,725,963	$44,344,236

Exhibit C

Note 4 – Fair Value Measurements

Fair Value Measurements on a Recurring Basis

Assets and liabilities recorded at fair value in the Condensed Consolidated Balance Sheets are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of valuation inputs:

Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Valuation methodologies include quoted prices for similar assets and liabilities in active markets or quoted prices for identical, quoted prices for identical or similar assets or liabilities in markets that are not active, or the Company may use various valuation techniques or pricing models that use observable inputs to measure fair value.

Level 3 – Valuation is based upon unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the inputs that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the observability of the inputs used:

June 30, 2020	Level 1	Level 2	Level 3	Total
Financial Assets:
Fixed maturities available for sale:
U.S. Government and government agencies and authorities	$46,407,935	$-	$-	$46,407,935
U.S. special revenue and assessments	-	15,886,213	-	15,886,213
Corporate securities	-	114,291,551	-	114,291,551
Total fixed maturities	46,407,935	130,177,764	-	176,585,699
Equity Securities:
Common stocks	23,092,530	16,041,865	27,006,713	66,141,108
Total equity securities	23,092,530	16,041,865	27,006,713	66,141,108
Total Financial Assets	$69,500,465	$146,219,629	$27,006,713	$242,726,807

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial Assets:
Fixed maturities available for sale:
U.S. Government and government agencies and authorities	$36,128,743	$-	$-	$36,128,743
U.S. special revenue and assessments	-	15,203,363	-	15,203,363
Corporate securities	-	120,297,267	-	120,297,267
Total fixed maturities	36,128,743	135,500,630	-	171,629,373
Equity Securities:
Common stocks	29,888,281	14,258,750	34,514,762	78,661,793
Total equity securities	29,888,281	14,258,750	34,514,762	78,661,793
Total Financial Assets	$66,017,024	$149,759,380	$34,514,762	$250,291,166

The following is a description of the valuation techniques used the by Company to measure assets reported at fair value on a recurring basis. The Company had no liabilities measured and reported at fair value as of June 30, 2020 and December 31, 2019.  There have been no significant changes in the valuation techniques utilized by the Company for the six months ended June 30, 2020.

Available for Sale Securities

Securities classified as available for sale are recorded at fair value on a recurring basis. Securities classified as Level 1 utilized fair value measurements based upon quoted market prices, when available. If quoted market prices are not available, the Company obtains fair value measurements from recently executed transactions, market price quotations, benchmark yields and issuer spreads to value Level 2 securities. In certain instances where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements are estimated on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with accounting standard generally accepted in the United States.

Equity Securities at Fair Value

Equity securities consist of common stocks mainly in private equity investments, financial institutions and publicly traded corporations. Equity securities for which there is sufficient market data are categorized as Level 1 or 2 in the fair value hierarchy.  For the equity securities in which quoted market prices are not available, the Company uses industry standard pricing methodologies, including discounted cash flow models that may incorporate various inputs such as payment expectations, risk of the investment, market data, and health of the underlying company. The inputs are based upon Management's assumptions and available market information. When evidence is believed to support a change to the carrying value from the transaction price, adjustments are made to reflect the expected cash flows, material events and market data. These investments are included in Level 3 of the fair value hierarchy.

Change in Level 3 Recurring Fair Value Measurements

The following table presents the changes during the six month period ended June 30, 2020 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) related to the Level 3 assets and liabilities in the Condensed Consolidated Balance Sheet as of June 30, 2020.

	Common Stocks	Total
Balance at December 31, 2019	$34,514,762	$34,514,762
Net realized and unrealized gains (losses) included in net income (loss)	(139,588)	(139,588)
Other comprehensive income (loss)	-	-
Purchases	3,082,007	3,082,007
Sales	(10,450,468)	(10,450,468)
Balance at June 30, 2020	$27,006,713	$27,006,713

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above.  As a result, the unrealized gains (losses) on instruments held at June 30, 2020 and December 31, 2019 may include changes in fair value that were attributable to both observable and unobservable inputs.

There were no transfers into or out of Level 3 for the six month period ended June 30, 2020.

Quantitative Information About Level 3 Fair Value Measurements

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and include only those instrument for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models.

Financial Assets	Fair Value at June 30, 2020	Fair Value at December 31, 2019	Valuation Technique
Common Stocks	$24,261,921	$24,239,952	Net Asset Value
Common Stocks	2,744,792	10,274,810	Pricing Model
Total	$27,006,713	$34,514,762

Uncertainty of Fair Value Measurements

The significant unobservable inputs used in the determination of the fair value of assets classified as Level 3 have an inherent measurement uncertainty that if changed could result in higher or lower fair value measurements of these assets as of the reporting date.

Equity Securities at Fair Value

Fair market value for equity securities is derived based on unobservable inputs, such as projected normalized revenues and industry standard multiples of revenue for the equity securities valued using pricing model.  Significant increases (decreases) in either of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

Investments in Certain Entities Carried at Fair Value Using Net Asset Value per Share

Investment Category	Fair Value as of June 30, 2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Stocks
Growth Equity
Redeemable	$19,949,706	$-	Quarterly	45 days
Non-Redeemable	4,312,215	2,254,288	n/a	n/a
Total	$24,261,921	$2,254,288

Investment Category	Fair Value as of December 31, 2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Stocks
Growth Equity
Redeemable	$21,270,734	$-	Quarterly	45 days
Non-Redeemable	2,969,218	163,750	n/a	n/a
Total	$24,239,952	$163,750

Fair Value Measurements on a Nonrecurring Basis

Certain assets are not carried at fair value on a recurring basis. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to re-measurement at fair value after initial recognition and the resulting re-measurement is reflected in the Consolidated Financial Statements. The Company did not recognize any re-measurements or impairments of financial instruments at June 30, 2020 or December 31, 2019.
Fair Value Information About Financial Instruments Not Measured at Fair Value

The following table presents the carrying amount and estimated fair values of the Company’s financial instruments not measured at fair value and indicates the level in the fair value hierarchy of the estimated fair value measurement based on the observability of the inputs used:

June 30, 2020	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Common stock, at cost	$5,860,000	5,860,000	-	-	5,860,000
Preferred stock, at cost	8,557,247	8,557,247	-	-	8,557,247
Mortgage loans on real estate	13,097,827	12,934,172	-	-	12,934,172
Investment real estate	40,725,963	85,158,424	-	-	85,158,424
Notes receivable	19,654,162	23,313,608	-	-	23,313,608
Policy loans	8,709,100	8,709,100	-	-	8,709,100